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April 6, 2007

VIA EDGAR FILE

Chris Windsor
Special Counsel
Financial Services Group
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

RE:	Pro Financial Holdings, Inc.
Form SB-2
Filed March 9, 2007
File No. 333-141191

Dear Mr. Windsor:

We have received your comments pertaining to the above Form SB-2 filing and offer the following responses on behalf of Pro Financial Holdings, Inc.:

Form SB-2
General

1.  To the extent the effectiveness of the registration statement is delayed, please update the  financial information. Refer to Item 3-10(g) of Regulation S-B.

In the event the effective date will be after May 15, 2007, we will update the financial  information prior to requesting effectiveness of the registration statement.

Prospectus cover page

2.  Noting the statement that officers and directors will sell the offering, please advise the staff  of the specific exemption under Exchange Act Rule 3a4-1.

The specific exemption under the Rule is 3a4-1(a)(4)(ii). We have also included a  reference to the Rule under “Plan of Distribution and How To Subscribe” on page 10.

3.  Revise the first paragraph to disclose that the warrants are exercisable at $10.00 and are non- transferable.

    We have made the revision.

Chris Windsor
April 6, 2007

4.  Revise the last non-bold paragraph to clarify if the offering may be extended to reach sales of  975,000 units.

We have made the revision.

5.  Revise to include the disclosure requirements of Item 501(a)(9)(iii) of Regulation S-B.

We have added the minimum subscription language to the first paragraph, the ending  date in the first bullet point, and included a reference to the escrow account following  the Risk Factors Statement.

Summary, page 2

6.  Revise the preamble to indicate the summary contains the most significant information in the  prospectus.

We have made the revision.

Use of proceeds, page 2

7.  Revise the last sentence on page 2 to disclose whether or not there are any plans,  arrangements or understandings to acquire another institution.

We have disclosed that there are no plans at this time.

The Offering, page 3

8.  Revise the “Term of Warrants” to disclose the call price.

We have added language to this Section disclosing that the “Call Price” is $10.00 per  share and if not exercised when called will be forfeited. We have also revised the  language in the “Warrant” section under “Terms of the Offering.”

Risk Factor
We may need to raise additional capital…, page 5

9.  Revise to indicate whether the proceeds from this offering will be sufficient to cover the  funding needs of the Company for the next 12 months. If not, indicate the additional  anticipated funding needed for the next 12 months and state that such funding may not be  available to the Company.

We have revised this Risk Factor to indicate that we expect the proceeds from the  offering to meet our capital and funding needs for the next 12 months.

Chris Windsor
April 6, 2007

Certain provisions of Florida law…, page 5

10.  Revise to briefly describe such provisions and add a cross-reference to a more detailed  discussion elsewhere in the Prospectus.

We have expanded the disclosure to describe some of the provisions and cross  referenced to the “Supervision and Regulation” section of the prospectus and have  added a cross reference to a new section “Anti-Takeover Provisions” on page 39.

Terms of the Offering
Securities Offered for Sale, page 7

11.  Revise to indicate a minimum of 975,000 and a maximum of 1,400,000.

At the request of the Registrant, we are revising the offering to delete the over subscription privilege and to proceed with the registration of a minimum 975,000 maximum 1,500,000 unit offering. We have revised all of the sections in the prospectus which are affected by this change, including the SB-2 cover page and have increased the filing fee by $61.40

Terms of the Warrants, page 7

12.  Noting the disclosures that additional equity securities may be issued and may be  dilutive, revise to disclose if the warrant number and exercise price are adjustable and, if  so, describe the adjustment.

We have revised this section to describe the occasions and the possible adjustments.

Over subscription period, page 8

13.  Revise to delete the section and revise the entire registration statement to register  1,540,000 shares and style the offering as a minimum of 975,000 and a maximum of  1,540,000. The Prospectus can and should state that 1,400,000 will be sold unless the  Company decides to increase the amount to 1,540,000. The reasons for increasing to  1,540,000 should be explained.

We have eliminated this provision and revised the offering as described in  Paragraph 11 above.

Failure of the Bank to Commence Operations, page 10

14.  Move the disclosure in the first paragraph to be a risk factor (including the caption).

We have revised this language and moved this entire section to a new Risk Factor on  page 4.

Chris Windsor
April 6, 2007

Plan of Distribution…, page 10

15.  Revise the second paragraph to disclose that if an underwriter is engage, the Company  will be required to file a post-effective amendment naming the underwriter and the  compensation arrangements and no sales could occur until that registration statement is  declared effective.

We have added language to the third paragraph with this disclosure.

Use of Proceeds, page 11

16.  Noting that 3 or more situations may occur (sales of 975,000, 1,400,000 and 1,540,000),  revise to present a table starting with gross proceeds. Follow this with the offering  expenses and net proceeds, then uses of the net proceeds. In this regard, disclose the  interest rate of any debt to be repaid. In addition, explain what types of investments will  be purchased, e.g., U.S. Treasuries. Finally, explain what type expenses comprise the  “pre-opening expenses.”

We have revised the offering to eliminate the oversubscription, therefore we have only revised the table to include the maximum of $15,000,000. We have also revised the table format to conform to your suggestion. We have disclosed the interest rates of the loans in the third paragraph of the “Use of Proceeds” section. We have added a footnote to show the types of investments we expect to hold, and finally, we have added a footnote describing the types of expenses which make up the pre-opening expenses.

Description of Properties, page 13

17.  Revise to disclose the annual lease payment for the main office and the branch. In  addition, disclose any costs not yet incurred to furnish both the main office and the  branch.

We have revised the “Description of Properties” section to add these additional  disclosures.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations, page 20

18.  Please revise your filing to explain the business purpose of purchasing a 20.3%  ownership interest I the limited liability company that owns your headquarters building.

We have included an explanation for this investment.

Chris Windsor
April 6, 2007

Business
Employees, page 28.

19.  Revise the first paragraph to break down the employees by type, e.g., 5 in administration,  5 in teller operations, etc.

We have included a breakdown of the type of employees who make up the total of  21 non-executive employees.

Management and Stock Ownership, page 29

20.  Revise each person’s biography to clearly indicate their business experience during the  last five years.

We have revised each biography accordingly.

21.  Revise the table to add a column and disclose therein the number of preferred shares held.

We have disclosed the ownership of the preferred stock in the paragraph  immediately preceding “Director Compensation” on page 33.

Executive Compensation, page 34

22.  Revise this section to include the tables and disclosure required by Item 402 of  Regulation SB. It appears that your Principal executive Office received compensation in  2006, which must be recorded. Please also provide disclosure regarding up to two  additional executives if their compensation exceeds $100,000. Also, please expand your  discussion regarding Mr. Robinson’s consultation agreement.

We have added the 2006 Summary Compensation table to the Executive Compensation section. There were no other paid company officers during 2006. We have included an expanded discussion about Mr. Robinson’s consulting agreement in the first paragraph of this section, as well as a discussion of the material provisions of his proposed employment agreement with the bank when it opens.

Description of Securities
Warrants, page 36

23.  Revise herein or the back cover page of the Prospectus to consistently use either  Appendix or Exhibit. In addition, add the three appendices as part of the Prospectus in  your next pre-effective amendment.

We have revised the prospectus to reference “exhibits” making it consistent with the back cover page. See “Escrow of Subscription Funds” on page 9, “Business of Pro Financial - General” on page 21; and “Description of Securities - Warrants” on page 38.

Chris Windsor
April 6, 2007

Financial Statements
Statement of Operations, page 3

24.  Please revise to include a footnote that quantifies and describes the components of  organizational expenses.

A new Note 7 has been added on Page 9.

Note 1 - Summary of Significant Accounting Policies, page 6

25.  You state here that with the exception of organization costs you have not established  accounting policies because operations have not commenced. Please revise to include  accounting policies for all items presented in your financial statements (i.e. cash,  investments, furniture and equipment, etc.).

Note 1 has been revised to include accounting policies for “Cash and Cash Equivalents,” “Investments,” and “Furniture and Equipment.”

Note 4 - Commitments, page 6

26.  Please revise to disclose how you are accounting for your leases, including whether you  are accounting for the leases as operating or capital leases based on the guidance of SFAS  13.

This Note has been revised to include the method of accounting for leases. They are  being accounted for as operating leases under SFAS 13.

Note 6 - Income Taxes, page 8

27.  Please address the following regarding your income taxes:

•  Revise to provide the disclosures required by paragraph 43-49 of SFAS 109.

•  We note you disclose a temporary difference related to the timing of when organization expenses and start up costs are recognized for income tax and financial reporting purposes. Please more clearly disclose why you have not recognized a deferred tax liability considering the expenses have been recognized for financial reporting as of December 31, 2006.

Note 6 has been revised to include the disclosures required by paragraphs 43-49 of SFAS 109. A more extensive explanation of the temporary difference related to the timing of deductions for organization and start up costs has been included in the note on income taxes.

Chris Windsor
April 6, 2007

Exhibit 5 - Legal Opinion

28.  If the Company decides to register 1,540,000 shares, the opinion must be revised.

The Company is registering 1,500,000 shares. We are filing an updated opinion  letter.

Exhibit 10.1 Employment Agreement

29.  Revise the executive Compensation section of the Prospectus to disclose the material  terms contained herein.

We have revised this section to include a discussion of the material terms of the  agreement. See page 34.

Exhibits 10.2 and 10.3 Stock Option Plans

30.  Revise the Description of Securities section of the Prospectus to disclose these 2 plans  and the material terms of each.

We have added a discussion of the material terms of these proposed stock option agreements to the “Executive Compensation” section under stock option plans beginning on page 34.

We trust the foregoing properly responds to your comments. Should you have any questions or additional comments, please call me or Richard Pearlman at (850) 878-2411.

Sincerely,

IGLER & DOUGHERTY, P.A.

/s/ H.D. Haughton
Herbert D. Haughton

Enclosures